Exhibit 99.1

Genius Group Announces $10 Per Share Blockchain-based

Digital Discount Coupon (NFT) Per Share

SINGAPORE, February 2, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces today a plan approved by the Board for a $10 Blockchain-based Digital Discount Coupon (Non Fungible Token “NFT”) per ordinary share to all shareholders as a move to reward shareholders and as part of the ongoing prevention measures being implemented by the company’s Illegal Trading Task Force.

Under the proposed plan, the company will follow a three step process to issue the $10 per share reward to shareholders:

Step One: Dual Listing of Genius Group shares on Upstream

This week Genius Group began the application process to dual list its shares on Upstream, the revolutionary trading app for digital securities and NFTs powered by Horizon Fintex (“Horizon”) and MERJ Exchange Limited (“MERJ”). The Company already has a relationship with MERJ, with group subsidiary Entrepreneur Resorts Ltd publicly listed on the MERJ main board. Approval to be listed on Upstream is subject to approval by MERJ. However as a current NYSE issuer and MERJ Issuer, Genius Group may be eligible for an expedited listing process, and anticipates approval within the month of February 2023.

The planned dual listing on Upstream is designed to provide the Company the opportunity to access a global, digital-first investor base that can trade using USDC digital currency along with credit, debit, PayPal, and USD. Through this dual listing, Genius Group can then issue NFT digital coupons to all its investors.

Step Two: Issuance of $10 NFT Coupons per share to Genius Group shareholder

Once the dual listing process is complete, Genius Group will issue $10 NFT coupons per share to shareholders on Upstream. Shareholders will receive their coupons through a simple process of downloading the Upstream app, following a short KYC process, verifying their identity and being issued their coupons.

The count date (record date) to confirm all shareholders is being set for February 28, 2023, and the coupons issued will be based on the shares each shareholders owns on that date. A full briefing of the process will be provided at Genius Group’s next Investor Meeting in February. The digital coupons are not securities and are issued as ERC721 tokens, which are a standard for representing ownership of non-fungible tokens (NFTs), that is, where each token has a unique identifier. The digital coupons may not be withdrawn or transferred from the Upstream app and are only redeemable using the Upstream app.

Step Three: Redemption of $10 NFT Coupons for course discounts

Once shareholders have received their $10 NFT Coupons, they can then redeem the tokens for GEMs (Genius Education Merits) on Genius Group’s Edtech platform, GeniusU. GEMs operate as a digital credit system similar to airmiles or Roblox’s ‘Robux’ in which students earn GEMs which can then be redeemed for discounts in further courses or products.

Shareholders will have 90 days to convert their $10 NFT Coupons into GEMs, through a simple login and credit procedure on GeniusU, and a further 90 days to redeem their GEMs. The GEMs are for the use of each named investors and neither the $10 NFT tokens or GEMs can be transferred, traded or sold.

This plan rewards the investors of Genius Group with valuable credits that can be used towards Genius Group’s range of entrepreneur education and investor education courses and products. The company’s full product range will be presented to all investors both at an upcoming Investor Meeting in February and at the time the GEMs are issued. The GEMs will have certain conditions in terms of maximum amount of credits to be used per purchase and a full prospectus of courses, products and discounts available will be provided at Genius Group’s next Investor Meeting in February, and published on its website.

Roger Hamilton, CEO of Genius Group, stated “Our investors have traditionally been retail investors who began as our students and partners, and we have had a history of providing rewards to them to acknowledge their support. With this $10 NFT Coupon per share reward, investors gain the additional benefit of participation in both Upstream’s blockchain-powered stock exchange, where shares can be individually verified. They also benefit from a free account on GeniusU, where they can join our Entrepreneur Campus or Investor Campus to connect with our 4.3 million students around the world, giving additional opportunity to learn, connect and attend Genius Group’s 2023 Impact Investor Summit and Global Entrepreneur Summit.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100. For more information, please visit https://www.geniusgroup.net/

About Upstream

Upstream, a MERJ Exchange Market (MERJ Exchange), is a fully regulated global stock exchange for digital securities and NFTs. Powered by Horizon’s proprietary matching engine technology, the platform enables users to trade NFTs, and invest in securities for IPOs, crowdfunded companies, U.S. & international equities, and celebrity ventures using the Upstream app. For more information, please visit https://upstream.exchange. Upstream is currently accepting applications to dual list at https://upstream.exchange/GetListed.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com

Disclaimers:

This press release shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted.

NFTs received have an economic value of $10, however the NFT (digital coupons) have no royalties, equity ownership, or dividends..

Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, and a full member of ANNA. MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agreed to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development stage companies. There can be no assurance the valuation of any particular company’s securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.